SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                              SCHEDULE 13D


               Under the Securities Exchange Act of 1934




                          SOUND FEDERAL BANCORP
                             (Name of Issuer)
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                  COMMON STOCK, $.10 PAR VALUE PER SHARE
                      (Title of Class of Securities)
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                                83607T 10 9
                              (CUSIP Number)
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                            Alan Schick, Esq.
                   Luse Lehman Gorman Pomerenk & Schick
                        A Professional Corporation
                                Suite 400
                       5335 Wisconsin Avenue, N.W.
                         Washington, D.C.  20015
                              (202) 274-2000
        (Name, Address, Telephone number of Person Authorized to Receive
                       Notices and Communications)
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                              October 8, 1998
         (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.    [_]




                      (Continued on following pages)
                            Page 1 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sound Federal, MHC        EIN: To be applied for
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    [_]
                                                          (b)    [_]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D)
     OR 2(e)                                                          [_]

     Not Applicable
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

     2,810,510
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER

     -0-
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9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER

     2,810,510
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10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER

     -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,810,510
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.92%
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14.  TYPE OF REPORTING PERSON

     HC
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

Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.10 par value per share ("Common Stock"), of Sound Federal Bancorp, a Federal stock corporation (the "Issuer"). The address of the Issuer's principal executive office is 300 Mamaroneck Avenue, Mamaroneck, New York 10543.

Item 2.  Identity and Background
--------------------------------

     This Schedule is filed on behalf of Sound Federal, MHC, a Federally chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is 300 Mamaroneck Avenue, Mamaroneck, New York 10543.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors

Name                              Occupation

----                              ----------
Bruno J. Gioffre           Chairman of the Board of Directors of Sound Federal
                           Savings and Loan Association and Sound Federal
                           Bancorp, General Counsel to Sound Federal Savings and Loan Association and counsel to the law firm of Gioffre & Gioffre.

Richard P. McStravick      President and Chief Executive Officer, Sound
                           Federal Savings and Loan Association, Sound
                           Federal, MHC and Sound Federal Bancorp

James Staudt               Attorney - McCullough, Goldberger & Staudt

Donald H. Heithaus         President and Chief Executive Officer-Happiness
                           Laundry Service, Inc.

Joseph A. Lanza            President - Lanza Electric and Mayor of the Village
                           of Mamaroneck

Robert P. Joyce            Retired - Previously President of Joyce Marketing
                           Corporation

Arthur C. Phillips, Jr.    Pension and Welfare Funds Manager for the Industry
                           and Local 338 Pension and Welfare Fund

Executive Officers Who Are Not Directors

Name                       Current Position
----                       ----------------

Stephen P. Milliot         Chief Financial Officer and Treasurer
William H. Morel           Senior Vice President and Secretary

(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)    All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

    On October 8, 1998, the Issuer was formed for the purpose of becoming the stock holding company of Sound Federal Savings and Loan Association (the "Association" ) and the Company was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Plan of Reorganization (the "Plan of Reorganization"), the Association became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company (the "Mutual Holding Company Reorganization"). On October 8, 1998, 2,810,510 shares of Common Stock were issued to the Company, and 2,401,708 shares of Common Stock were issued to depositors of the Bank and others.

Item 4.  Purpose of Transaction
-------------------------------

    The primary purpose of the Mutual Holding Company Reorganization, which involved the conversion of the Association from a mutual form of organization to a stock form of organization and the establishment of the Issuer and the Company, was to establish a structure that will enable the Association to compete and expand more effectively in the financial services marketplace, and that will enable the Association's depositors, employees, management and directors to obtain an equity ownership interest in the Association. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings association. The transaction also gives the Association and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer only issued a minority of the Common Stock for sale in the Mutual Holding Company Reorganization, the Association's mutual form of ownership and its ability to remain an independent savings association and to provide community-oriented financial services is expected to be preserved.

    However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

    In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

    a. As of October 8, 1998, the Company directly and beneficially owned 2,810,510 shares of the Issuer's Common Stock, which represented 53.92% of the issued and outstanding shares of Common Stock on such date.

    b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it.

    c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of October 8, 1998, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

    d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

    e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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    As of the date of this Schedule, neither the Company nor any of the
Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

    None.

                                SIGNATURE
                                ---------

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                  SOUND FEDERAL, MHC


                                  By: /s/ Richard P. McStravick
                                      --------------------------
                                      Richard P. McStravick
                                      President and
                                      Chief Executive Officer


Date: October 27, 1998